FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of May 2013

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated May 8, 2013, announcing Registrant’s financial results for the first quarter 2013.

We consent to the incorporation by reference in the Registration Statements on Form F-3 (Registration Nos. 333-160683 and No. 333-174142) and the Registration Statements on Form S-8 (Registration Nos. 333-96630, 333-113932, 333-123410, 333-132649, 333-158476, 333-180552 and 333-187021).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated May 8, 2013	By:	/s/ Alon Levy
Alon Levy
General Counsel

Gilat Announces First Quarter 2013 Results

First Quarter Highlights: Year-over-Year Growth in Revenue up 8% to $82.8 million and EBITDA up 74% to $5.1 million

Petah Tikva, Israel – May 8, 2013 – Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the first quarter ended March 31, 2013.

Key Financial Highlights:

•	Quarterly revenues of $82.8 million, up 8% compared to $76.6 million in the first quarter of 2012
•	EBITDA increased to $5.1 million, up 74% compared to $3.0 million in the first quarter of 2012
•	Total Cash increased by $3.3 million

Revenues for the first quarter of 2013 were $82.8 million, compared to $76.6 million for the same period in 2012.

On a non-GAAP basis, operating income for the first quarter of 2013 was $1.0 million compared to an operating loss of $0.3 million in the first quarter of 2012. Net loss for the period on a non-GAAP basis was $0.3 million, or $0.01 per diluted share, compared to net loss of $0.8 million, or $0.02 per diluted share, in the comparable period in 2012.

EBITDA for the first quarter of 2013 reached $5.1 million compared with $3.0 million in the comparable period in 2012, representing a margin of 6.2%.

 “We are pleased with our results for the first quarter of 2013 as we achieved year-over-year improvement in revenue and EBITDA,” said Erez Antebi, Chief Executive Officer of Gilat. “Our Commercial division continues to be a significant source of revenue as we executed well on existing projects while closing new deals.

In addition to securing various enterprise deals, in the area of broadband internet access we have continued our progress with implementation ahead of schedule at NBN Co. with over 30,000 CPEs installed, over 6,000 CPEs delivered in support of the SBBS service and a major win in our Services division with the Peruvian Ministry of Education to connect thousands of schools nationwide.”

“In our Defense division, although Sequestration has limited our overall visibility,” continued Antebi, “we continue to deliver on new and existing projects with defense and aviation system integrators. We are confident in our ability to increase service to international defense markets and believe this will offset to some degree, the uncertainty in the U.S.”

Key Recent Announcements:

•	NordNet Deploys Gilat's SkyEdge II-c VSATs for High-end Broadband-Over-Satellite Service in France;

•	Gilat to Equip IDF with SatTrooper-1000 Military Manpack for Advanced Tactical Communications;

•	HISPASAT Expands Broadband Satellite-based Network With Additional SkyEdge II System from Gilat;

•	Gilat Peru Wins $12.8 Million Contract with Peruvian Ministry of Education to Connect Thousands of Schools Nationwide;

•	Gilat Launches the New Scalable SkyEdge II-c Platform For Ka and Ku-band Internet Access.

Conference Call and Webcast Details:

Gilat management will host a conference call today at 13:30 GMT/ 09:30 EDT/ 16:30 IDT (Israel Daylight Time) to discuss the results. International participants are invited to access the call at (972) 3-918-0610, and US-based participants are invited to access the call by dialing (888) 407-2553. A replay of the conference call will be available beginning at approximately 16:00 GMT/ 12:00 EDT/ 19:00 IDT today, until 16:00 GMT/ 12:00 EDT/ 19:00 IDT May 10, 2013.  International participants are invited to access the replay at (972) 3-925-5900 and US-based participants are invited to access the replay by dialing (888) 782-4291. A replay of the call may also be accessed as a webcast via Gilat’s website at www.gilat.com and will be archived for 30 days.

Notes:

(1) The attached summary financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). The attached summary financial statements are unaudited. To supplement the consolidated financial information and statements presented in accordance with GAAP, the Company presents its EBITDA before the impact of non-cash stock based compensation, depreciation and amortization, other income and other costs related to acquisition transactions. Non-GAAP presentations of net income, EBITDA and earnings per share are provided to enhance the understanding of the Company's historical financial performance and comparability between periods.

(2) Operating income before depreciation, amortization, non-cash stock based compensation as per ASC 718 and other costs related to acquisition transactions ('EBITDA') is presented because it is a measure commonly used and is presented solely in order to improve the understanding of the Company's operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income or net income for the period as an indicator of the operating performance of the Company.

Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Reconciliation between the Company's Operating income and EBITDA is presented in the attached summary financial statements.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in the United States, Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 85 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Contact: Phil Carlson / Josh Dver, KCSA pcarlson@kcsa.com / jdver@kcsa.com 1 (212) 896 1233 / 1239	David Leichner, Gilat Satellite Networks Ltd. davidle@gilat.com (972) 3 925 2321

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	March 31,	December 31,
	2013	2012
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	71,517	66,968
Short-term restricted cash	4,369	3,794
Restricted cash held by trustees	12	1,664
Trade receivables, net	55,086	60,991
Inventories	28,432	24,973
Other current assets	29,209	29,140
Total current assets	188,625	187,530

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	1,457	1,151
Severance pay fund	9,671	9,703
Long-term trade receivables, receivables in respect of capital
leases and other receivables	19,422	19,781
Total long-term investments and receivables	30,550	30,635

PROPERTY AND EQUIPMENT, NET	93,311	94,727

INTANGIBLE ASSETS, NET	34,343	35,991

GOODWILL	65,760	65,760

TOTAL ASSETS	412,589	414,643

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	March 31,	December 31,
	2013	2012
	Unaudited

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit	4,034	3,517
Current maturities of long-term loans	7,945	7,963
Trade payables	24,049	23,240
Accrued expenses	23,739	24,353
Short-term advances from customer, held by trustees	219	4,448
Other current liabilities	37,024	40,336

Total current liabilities	97,010	103,857

LONG-TERM LIABILITIES:
Accrued severance pay	9,495	9,513
Long-term loans, net	35,646	40,747
Other long-term liabilities	30,270	18,569

Total long-term liabilities	75,411	68,829

COMMITMENTS AND CONTINGENCIES

EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	1,917	1,909
Additional paid in capital	870,929	869,822
Accumulated other comprehensive income	2,316	2,864
Accumulated deficit	(634,994)	(632,638)

Total equity	240,168	241,957

TOTAL LIABILITIES AND EQUITY	412,589	414,643

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except per share data)

		Three months ended			Three months ended
		March 31, 2013			March 31, 2012
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	82,827	-	82,827	76,607	-	76,607
Cost of revenues	57,286	(1,288)	55,998	52,318	(1,638)	50,680
Gross profit	25,541	1,288	26,829	24,289	1,638	25,927
	31%		32%	32%		34%
Research and development expenses:
Expenses incurred	7,631	(99)	7,532	8,220	(54)	8,166
Less - grants	332	-	332	457	-	457
	7,299	(99)	7,200	7,763	(54)	7,709
Selling and marketing expenses	11,195	(320)	10,875	11,154	(314)	10,840
General and administrative expenses	8,043	(333)	7,710	7,952	(292)	7,660
Operating income (loss)	(996)	2,040	1,044	(2,580)	2,298	(282)
Financial expenses, net	(934)	-	(934)	(458)	-	(458)
Income (loss) before taxes on income	(1,930)	2,040	110	(3,038)	2,298	(740)
Taxes on income	426	-	426	23	-	23
Net loss	(2,356)	2,040	(316)	(3,061)	2,298	(763)

Basic net loss per share	(0.06)		(0.01)	(0.07)		(0.02)
Diluted net loss per share	(0.06)		(0.01)	(0.07)		(0.02)

Weighted average number of shares used in
computing net loss per share:
Basic	41,766		41,766	41,230		41,230
Diluted	41,766		41,766	41,230		41,230

(1) Adjustments reflect the effect of non-cash stock based compensation as per ASC 718 and amortization of intangible assets related to acquisition transactions.

	Three months ended	Three months ended
	March 31, 2013	March 31, 2012
	Unaudited	Unaudited
Non-cash stock-based compensation expenses:
Cost of Revenues	40	66
Research and development	99	54
Selling and marketing	91	85
General and administrative	333	292
	563	497

Amortization of intangible assets related to acquisition transactions:
Cost of Revenues	1,248	1,572
Selling and marketing	229	229
	1,477	1,801

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Three months ended
	March 31,
	2013	2012
	Unaudited	Unaudited

Revenues	82,827	76,607
Cost of revenues	57,286	52,318
Gross profit	25,541	24,289
Research and development expenses:
Expenses incurred	7,631	8,220
Less - grants	332	457
	7,299	7,763
Selling and marketing expenses	11,195	11,154
General and administrative expenses	8,043	7,952
Operating loss	(996)	(2,580)
Financial expenses, net	(934)	(458)
Loss before taxes on income	(1,930)	(3,038)
Taxes on income	426	23
Net loss	(2,356)	(3,061)

Basic net loss per share	(0.06)	(0.07)
Diluted net loss per share	(0.06)	(0.07)

Weighted average number of shares used in
computing net loss per share:
Basic	41,766	41,230
Diluted	41,766	41,230

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Three months ended
	March 31,
	2013	2012
	Unaudited	Unaudited

Cash flows from operating activities:
Net loss	(2,356)	(3,061)
Adjustments required to reconcile net loss
to net cash used in operating activities:
Depreciation and amortization	5,560	5,038
Stock-based compensation	563	497
Accrued severance pay, net	14	(99)
Accrued interest and exchange rate differences on
short and long-term restricted cash, net	39	(247)
Exchange rate differences on long-term loans	(132)	160
Capital loss (gain) from disposal of property and equipment	12	(6)
Deferred income taxes	(16)	(178)
Decrease (increase) in trade receivables, net	5,999	(7,925)
Decrease (increase) in other assets (including short-term, long-term
and deferred charges)	(1,207)	270
Increase in inventories	(3,824)	(3,264)
Increase (decrease) in trade payables	797	(2,186)
Decrease in accrued expenses	(613)	(3,906)
Increase (decrease) in advances from customer, held
by trustees, net	(4,229)	5,655
Increase (decrease) in other accounts payable and other long term liabilities	(5,952)	962
Net cash used in operating activities	(5,345)	(8,290)

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Three months ended
	March 31,
	2013	2012
	Unaudited	Unaudited
Cash flows from investing activities:
Purchase of property and equipment	(1,131)	(1,035)
Investment in restricted cash held by trustees	(1,782)	(13,238)
Proceeds from restricted cash held by trustees	3,407	4,059
Investment in restricted cash (including long-term)	(8,703)	(5,749)
Proceeds from restricted cash (including long-term)	7,813	8,128
Purchase of intangible asset	(16)	(9)

Net cash used in investing activities	(412)	(7,844)

Cash flows from financing activities:
Issuance of restricted stock units and exercise of stock options	553	6
Proceeds from financing contract	14,472	-
Short-term bank credit, net	517	(417)
Repayment according to financing contract	(212)	-
Repayment of long-term loans	(4,987)	(4,248)
Net cash generated from (used in) financing activities	10,343	(4,659)

Effect of exchange rate changes on cash and cash equivalents	(37)	131

Increase (decrease) in cash and cash equivalents	4,549	(20,662)

Cash and cash equivalents at the beginning of the period	66,968	56,231

Cash and cash equivalents at the end of the period	71,517	35,569

GILAT SATELLITE NETWORKS LTD.
CONDENSED EBITDA
US dollars in thousands

	Three months ended
	March 31,
	2013	2012
	Unaudited	Unaudited

Operating loss	(996)	(2,580)
Add:
Non-cash stock-based compensation expenses	563	497
Depreciation and amortization	5,560	5,038
EBITDA	5,127	2,955